UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________

FORM 15
__________________________

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange
Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number: 0-24804

FEATHERLITE, INC.
(Exact name of registrant as specified in its charter)

Highways 63 and 9
P.O. Box 320
Cresco, IA 52136
(563) 547-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	X	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(1)(ii)		Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(i)		Rule 12h-3(b)(2)(ii)
Rule 12g-4(a)(2)(ii)		Rule 15d-6
Rule 12h-3(b)(1)(i)	X

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Featherlite, Inc.. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

FEATHERLITE, INC.

Date: October 27, 2006	By:	/s/ Thomas W. Frey

Title: President and Chief Executive Officer